Exhibit 4.1

CERTIFICATE OF DESIGNATION
OF
SERIES A PREFERRED STOCK
OF
PANGENEX CORPORATION

PANGENEX CORPORATION, a Nevada corporation (the "Company"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company, as required by NRS 78.315 pursuant to a Board of Directors meeting dated May I, 2012:

RESOLVED, that on May I, 2012, the Company caused to be filed an amendment to the Certificate of Designation authorizing the rights, preferences and privileges of preferred stock to previously authorized by the Board of Directors; (the "Preferred Stock")

RESOLVED FURTHER: That the BollTd of Directors has authorized, "Series of the Preferred Stock") consisting of 10,000 shares of Series A Preferred Stock, which series shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and:

Section 1. Designation of Amount.

The shares of Preferred Stock created hereby shall be designated the "Series A Convertible Preferred Stock" (the "Series A Preferred Stock") and the authorized number of shares constituting such series shall be 12,000 with a stated value of $1,000 per preferred share. The Series A Preferred Stock shall rank senior to the all other classes of Preferred Stock as to dividends, distributions or as to distributions of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary.

Section 2. Dividends.

(a) The holders of the then outstanding shares of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available therefore, cumulative cash dividends, accruing on a daily basis from the Original Issuance Date (as hereinafter defined) through and including the date on which such dividends are paid at the annual rate of $4 per share of the Series A Preferred Stock. The term "Original Issuance Date" means, with respect to any particular holder of Series A Preferred Stock, the date on which those share of Series A Preferred Stock were issued to him as evidenced by the date on the stock certificate representing those shares of Series A Preferred Stock. The cash dividends provided for in this Section 2(a) are hereinafter referred to as "Dividends."

(b) No dividend shall be paid or declared on any share of Common Stock, unless a dividend, payable in the same ~consideration and manner, is simultaneously paid or declared, as the case may be, on each share of Series A Preferred Stock in an amount determined as set forth in paragraph (a) above. For purposes hereof, the term "dividends"

determined as set forth in paragraph (a) above. For purposes hereof, the term "dividends" shall include any pro rata distribution by the Company, out of funds of the Company legally available therefore. of cash, property, securities (including, but not limited to, rights, warrants or options) or other property or assets to the holders of the Common Stock, whether or not paid out of capital, surplus or earnings.

(c) Prior to declaring any dividend or making any distribution on or with respect to shares of Common Stock. the Company shall take all prior corporate action necessary to authorize the issuance of any securities payable as a dividend in respect of the Series A Preferred Stock.

Section 3. Voting Rights.

Except as otherwise provided by applicable law the Series A Preferred Stock shall vote as if it had 50.1% of the common stock able to vote or consent to any action requiring a vote regardless of the amount of common stock outstanding as long as one share of the Series A Preferred Stock is outstanding.

Section 4. Conversion Rights.

(a) General. Subject to and upon compliance with the provisions of this Section 4, the holders of the shares of Series A Preferred Stock shall be entitled, at their option, at any time to convert all or any such shares of Series A Preferred Stock into a number of fully paid and non-assessable shares (calculated as to each conversion to the nearest 1/100,000th of a share) of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon conversion shall be determined by dividing (x) $100 by (y) the LOWEST of the closing bid price for the 20 days prior to the conversion request, but at no time less than $.001 Or requirement of the Company's Common Stock. This formula is referred to as the "Conversion Formula".

(b) Fractions of Shares. Unless the holder of shares of Series A Preferred Stock being converted specifies otherwise, the Company shall issue fractional shares of Common Stock (carried out to seven decimal places) upon conversion of shares of Series A Preferred Stock. If more than one share of Series A Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock to be issued shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Company shall pay a cash adjustment in respect of such fractional share in an amount equal to the product of such fraction multiplied by the Fair Market Value (as hereinafter defined) of one share of Common Stock on the Conversion Date.

(c) Limitations on Conversion. Notwithstanding any other provision in this Certificate of Designation, at no time may a holder of Series A Preferred Stock convert shares that would allow him to hold more than 9.9% of the total outstanding common shares of the Company unless waived by the Company for its benefit.

(d) Exercise of Conversion Privilege.

(i) In order to convert shares of Series A Preferred Stock, a holder must (A) surrender the certificate or certificates evidencing such holder's shares of Series A Preferred Stock to be converted, duly endorsed in a form satisfactory to the Company, at the office of the Company and (8) notify the Company at such office that such holder elects to convert Series A Preferred Stock and the number of shares such holder wishes to convert.

(ii) Series A Preferred Stock shall be deemed to have been converted immediately prior to the close of business On the day (the "Conversion Date") of surrender of such shares of Series A Preferred Stock for conversion in accordance with the foregoing provisions, and the Person or Persons entitled to receive the Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Stock as and after such time. As promptly as practicable on or after the Conversion Date, the Company shall issue and shall deliver at any office or agency of the Company maintained for the surrender of Series A Preferred Stock a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share, as provided in Section 4(b).

(iii) In the case of any certificate evidencing shares of Series A Preferred Stock which is converted in part only, upon such conversion the Company shall execute and deliver a new certificate representing an aggregate number of shares of Series A Preferred Stock equal to the unconverted portion of such certificate.

e) Company to Reserve Common Stock. The Company shall at all times reserve and keep available, free from preemptive rights, out of the authorized but unissued Common Stock Of out of the Common Stock held in treasury, for the purpose of effecting the conversion of Series A Preferred Stock, the full number of shares of Common Stock then issuable upon the conversion of all outstanding shares of Series A Preferred Stock. Before taking any action that would cause the number of shares of Common Stock deliverable upon conversion of the Series A Preferred Stock to exceed (when taken together with all other outstanding shares of Common Stock) the number of shares of Common Stock that the Company is authorized  to issue, the Company will take any corporate action that, in the opinion of its counsel, is necessary in order that the Company may validly and legally issue the full number of fully paid and non-assessable shares of Common Stock issuable upon conversion at such adjusted conversion price.

(f) Taxes on Conversions. The Company will pay any and all original issuance, transfer, stamp and other similar taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of Series A Preferred Stock pursuant hereto. The Company shall not, however, be required to pay any lax. which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name othel' than that of the holder of the share(s) of Series A Preferred Stock to be converted. and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the amount of any such tax, or has established to the reasonable satisfaction of the Company that such tax has been or will be paid.

(g) Cancellation of Converted Series A Preferred Stock. All Series A Preferred Stock delivered for conversion shall be delivered to the Company to be canceled.

Section 5. Dividend Received Deduction.

For federal income tax purposes, the Company shall report distributions on the Series A Preferred Stock as dividends, to the extent of the Company's current and accumulated earnings and profits (as determined for federal income tax purposes).